C M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014953

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 4 2003

SEC FILE NUMBER
8- 24230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs 212-888-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003 MAR

CONFIDENTIAL

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

BONNIE J. SACHS
Notary Public, State of New York
No. 01SA5020353
Qualified In Nassau County
Certificate Filed in Nassau County
Commission Expires Nov. 15 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002
(With Independent Auditor's Report Thereon)

GILFORD SECURITIES INCORPORATED

FINANCIAL STATEMENT

DECEMBER 31, 2002

TABLE OF CONTENTS

Freedman & Co., CPA, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Gilford Securities Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Gilford Securities Incorporated as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gilford Securities Incorporated as of December 31, 2002 in conformity with generally accepted accounting principles.

Freedman & Co., CPA, P.C.

New York, NY
February 26, 2003

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

GILFORD SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Assets:	
Cash and cash equivalents	$122,553
Investments in securities at market	3,181
Receivable from broker	4,446,224
Other investments	90,237
Other receivables	178,600
Property and equipment (net of accumulated depreciation of $1,061,094)	98,822
Prepaid income taxes and deferred income tax benefit	244,108
Other assets	83,440
Total assets	$5,267,165

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$1,613,042
Securities sold short but not yet purchased	2
Total liabilities	1,613,044
Stockholders' equity	
Common stock - voting: $ .01 par value 25,000 shares authorized, 7,101 shares issued	71
Paid-in capital	971,538
Retained earnings	2,682,512
Total stockholders' equity	3,654,121
Total liabilities and stockholders' equity	$5,267,165

The accompanying notes are an integral part of this financial statement.

GILFORD SECURITIES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Nature of Business

Gilford Securities Incorporated conducts business as a broker/dealer in securities pursuant to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and accordingly the clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records.

Note 2 - Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and related commission revenue and expense) including transactions in firm investment accounts are recorded by the Company on a settlement date basis which is generally three business days after trade date. Market value of investment positions represents values at the last settlement date in December. At December 31, 2002, there were no material differences between trade date basis and settlement date basis.

c) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the assets' useful lives as follows:

Furniture and office equipment	$1,159,916	5 to7years
Less: Accumulated Depreciation	1,061,094	
Net	$ 98,822	

Note 2 - Summary of Significant Accounting Policies (Continued):

d) Reserve for Bad Debt

No provision for bad debts was made in the current year since all receivables were considered collectible.

e) Income Taxes

The provision for income tax represents federal, state and city income taxes applicable to financial accounting income. Deferred income tax provisions result from timing differences for the recognition of certain revenues and expenses between tax and financial statement accounting purposes.

f) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market instruments and short term investments which are readily marketable to be cash equivalents.

Note 3 - Related Party Transactions

Gilford Securities Incorporated (the firm) is majority-owned by Lennox Securities Incorporated (the parent). The firm's President is also the sole shareholder of another company to whom the firm has provided free of rent office space. The firm, its parent and affiliates share office space, personnel and other administrative expenses.

Note 4 - Pension and Profit-Sharing Plans

The company adopted a 401(k) retirement plan. The plan covers all employees meeting certain eligibility requirements. The company is under no obligation to make contributions to the plan. There is no charge to operations under the plan for the year ended December 31, 2002.

Note 5 - Lease Commitments

The firm leases its main office and other sales offices under non-cancelable leases expiring in 2006. Rental expense of $993,912 is included in the statement of income. The future minimum annual lease commitments as of December 31, 2002 are as follows:

Year	Amount
2003	778,225
2004	784,096
2005	316,595
2006	149,529
Thereafter	0

In addition, the Firm is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

Note 6 - Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $ 250,000 whereas the Net Capital as computed was $ 2,958,436 leaving excess Net Capital of $ 2,708,436. The Capital Ratio was independently computed at 55% as against an allowable maximum of 1,500%.

GILFORD SECURITIES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 7 - Federal and State Income Taxes

Deferred tax assets of $244,108 as of December 31, 2002 represent the tax effects of taxable and deductible temporary differences in book and tax reporting. The deductible differences relate to the benefit derived from the net operating loss carry-forward. The provision for federal income tax differs from the amount of income tax determined by applying the federal statutory rate of 34% to pre-tax income. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

Note 8 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 9 - Contingencies

In the normal course of business, the Company has been named as defendant in several lawsuits and proceedings. These matters involve claims for damages that allege violations of federal and state securities laws. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

A copy of the Firm's Statement of Financial Condition, as at December 31, 2002, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.